Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE REPORTS THIRD QUARTER 2007 RESULTS
Q3 driven by currency fluctuations, management change and operational activities

Toronto, ON - November 13, 2007 - Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of core asset solutions, announced today its interim results for the third quarter ended September 30, 2007.  All figures are in Canadian dollars.

Northcore reported consolidated third quarter revenues of $250,000, a decrease of 12 percent from the $285,000 the company generated in the second quarter of 2007, and an improvement of 13 percent over the $222,000 that the company produced in Q3 of 2006.  Northcore derives its revenues through fees from application hosting activities provided to customers, the sale of software licenses, and the delivery of application development, software customization, royalty fees, and other technology services.

“As with Q2, the burgeoning strength of the Canadian dollar significantly impacted our Q3 performance since currently all of our application development projects and most of our application hosting agreements are with US-based customers,” said Duncan Copeland, CEO of Northcore Technologies.  “Our performance was also affected by the summer holiday period in Europe, which limited the amount of royalties from ADB Systemer AS. But the fact remains that we produced insufficient product revenues.  We are taking steps to address this key issue.”

Northcore reported a net loss for the third quarter of $636,000 or $0.01 per share, basic and diluted.  This compares to a net loss of $590,000 or $0.01 per share, basic and diluted in the second quarter.  In the third quarter of 2006, Northcore reported a net loss of $640,000 or $0.01 per share, basic and diluted.

Northcore also reported an EBITDA loss in the third quarter of 2007 of $416,000.  This compares to an EBITDA loss of $419,000 in the second quarter of 2007 and an EBITDA loss of $404,000 in the third quarter of 2006.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, employee stock options and discontinued operations.  Northcore considers EBITDA to be a meaningful performance measure as it provides an approximation of operating cash flows.

As at September 30, Northcore held cash and cash equivalents of $844,000 and accounts receivables of approximately $227,000.

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Northcore reports Q3 results/2

Operating highlights
Northcore completed the following customer and operating activities in the period:
–	The company announced a management change, naming Duncan Copeland as Chief Executive Officer and James Moskos as Chief Operating Officer. The management change took effect July 12, 2007.
–	Northcore generated gross proceeds of $1.65 million through a rights offering to eligible shareholders.
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The company extended the terms of a number of agreements with customers, including the State of Tennessee and the School Board of Broward County (Florida).  The customers use Northcore’s technology and services to manage their asset maintenance activities.

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Northcore introduced enhancements to Asset Tracker, the web-based equipment tracking application of its joint venture with GE.  The enhancements make it easier for users to report on the status, location and condition of key equipment.

“Our focus in Q3 was primarily driven by operational activities, including the management change and the shareholder rights offering. With these activities now behind us, our attention in the quarters to come will be on accelerating our revenue growth, both through our standalone offerings and through our joint venture with GE.  We’re not yet where we want to be, but our products have never been better and our relationship with our partners at GE has never been stronger.”

Northcore will hold a conference call at 10:00 a.m. (Eastern time) on Wednesday, November 14 to discuss its financial results and review operational activities.  Investors and followers of the company can listen to a live broadcast of the call from the investor relations section of the company’s website, www.northcore.com.

About Northcore Technologies Inc.
Northcore Technologies provides core asset solutions that help organizations source, manage and sell their capital equipment.  Northcore works with a growing number of customers and partners in a variety of sectors including oil and gas, government, and financial services.   Current customers include GE Commercial Finance, Paramount Resources and Trilogy Energy Trust.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations.

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Northcore reports Q3 results/3

These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
At Northcore Technologies Inc.
Joe Racanelli
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: jracanelli@northcore.com

(financial results follow)